Mail Stop 3561

September 20, 2006

<u>Via Fax and U.S. Mail</u>

Tracy L. Hackman, Esq.
DaimlerChrysler Financial Services Americas LLC
27777 Inkster Road
Farmington Hills, Michigan

**Re: DaimlerChrysler Wholesale Receivables LLC
         Post-effective amendment no. 1 to Form S-3
         Filed August 25, 2006
         File No. 333-120110**

Dear Ms. Hackman,

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplement should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months

with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note from page 28 of your base prospectus that noteholders may have the benefit of several types of credit enhancement listed in that section as well as the benefit of "other agreements." We note similar "catch-all" disclosure in the last bullet point on page 34 and in the second to last sentence on page 34. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language noted above as well as any other similar catch-all phrases.

Prospectus Supplement

Front Cover Page

5. Please revise to ensure that all forms of credit enhancement contemplated in the prospectus supplement are listed on the cover page. For example, while it appears from page S-29 that you may use a swap agreement, the cover page does not reflect this information. Revise accordingly. See Item 1102(h) of Regulation AB.

6. While we note the revisions you have made to your base prospectus, page S-2 of your prospectus supplement continues to indicate that if information varies between the base prospectus and prospectus supplement, investors should rely on the information in the prospectus supplement. Please revise to provide language consistent with the similar disclosure at the beginning of your base prospectus.

Summary of Series Terms, page S-6

7. Please expand the disclosure regarding your revolving period to provide all of the information required by Item 1103(a)(5) of Regulation AB. For example, disclose the maximum amount of additional assets that may be acquired, if applicable, and disclose the percentage of the asset pool represented by the revolving period.

8. Either here or in the annex to your prospectus, please revise the disclosure regarding your other series of notes to clearly indicate the relative priority of the additional securities to the securities being offered and rights to the underlying pool assets and their cash flows. See Item 1113(e)(1) of Regulation AB.

Interest Rate Swap, page S-29

9. While we note that you have provided bracketed language confirming that you will provide all information required by Item 1114 with respect to third-party credit enhancers, please expand the disclosure in this section to confirm that you will also provide all information required by Item 1115 with respect to any derivative counterparties.

Base Prospectus

Other Enhancements, page 34

10. Please expand your disclosure in this section to provide a brief description of each type of credit enhancement you intend to use instead of merely listing them out in bullet-point format. See Item 1114(a) of Regulation AB. Additionally, as a follow-up to comment 4 above, please revise your disclosure regarding derivatives to specifically list the types of agreements you may use instead of indicating that you may use agreements "such as" the ones listed on page 28. The base prospectus should specifically list all forms of credit enhancement you intend to use in any takedown.

Reports to be Filed with the SEC, page 74

11. We note the disclosure indicating that you do not intend to file any Exchange Act reports with respect to a series of notes following completion of the reporting period required by Rule 15d-1. Please confirm your understanding that subsequent issuances from the same issuing entity may renew your Exchange Act reporting requirements if they have been previously suspended.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 839-5599
      Mr. Renwick D. Martin, Esq.
      Sidley Austin LLP